UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 23, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Global Eagle Entertainment, Inc.

File No. 001-35176 – CF #32282

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Global Eagle Entertainment, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed March 17, 2015, as amended on September 24, 2015.

Based on representations by Global Eagle Entertainment, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.38	through March 17, 2025
Exhibit 10.39	through March 17, 2025
Exhibit 10.40	through October 24, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary